Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Jurisdiction of Incorporation	Ownership Percentage

First Seacoast Bank	United States of America (Federal)	100% (1)
FSB Service Corporation, Inc.	New Hampshire	100% (2)

(1) 100% owned by First Seacoast Bancorp, Inc.

(2) 100% owned by First Seacoast Bank.